United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 31 December 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

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COCA-COLA EUROPEAN PARTNERS

Preliminary Unaudited Results for the Full-Year Ended 31 December 2019

Another solid full-year; growth in 2020 to continue in line with mid-term objectives

FY 2019 Metric [1]	As Reported	Comparable	Change vs 2018
			As Reported	Comparable	Comparable Fx-Neutral
Volume (m unit cases)[2]	2,521	2,521	1.0%	1.0%
Revenue[3] (€M)	12,017	12,017	4.5%	4.5%	4.5%
Cost of sales [4] (€M)	7,424	7,423	5.0%	5.5%	5.5%
Operating expenses (€M)	3,045	2,918	(3.5)%	0.5%	0.5%
Operating profit (€M)	1,548	1,676	19.0%	6.0%	6.0%
Profit after taxes (€M)	1,090	1,185	20.0%	6.0%	6.0%
Diluted EPS (€)	2.32	2.53	24.5%	10.0%	10.0%
Revenue per unit case [3] (€)		4.77			3.0%
Cost of sales per unit case [4] (€)		2.95			4.5%
Free cash flow (€M)		1,099
Capital Returns:
Dividend per share[5] (€)	1.24		+17.0% versus 2018
2019 Share buyback (€M)	1,005

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:
“2019 saw our business deliver another solid full-year demonstrating our continued focus on driving profitable revenue growth through managing price and mix across our portfolio, delivering solid in-market execution and a step up in innovation, collectively reflected in market value share gains across all our geographies[6]. 2019 was a great year for our customers too; joint value creation remains a key priority, so it has been great to see that once again we were by far the largest FMCG value creator in the retail channel[6]. And all of this alongside the successful closure of our merger commitments.
“Looking ahead to 2020 and beyond, our journey continues to be built on three pillars: great people, great service and great beverages. We continue to build our core business alongside scaling up recent innovations and enhancing our commercial capabilities, by investing to better serve our customers and further improve in-market execution. All underpinned by a 23,500 strong team of talented and engaged people, an aligned relationship with The Coca-Cola Company and a bold and integrated sustainability agenda. We are making good progress on carbon and water, as well as packaging, where we are taking robust action and leading innovation. Having already expedited our CCEP recycled plastic (rPET) targets, Sweden will become our first 100% rPET market this year. We do however recognise that we have much more to do as we transition to a low-carbon, circular business. We look forward to sharing our progress and opportunities in all these areas during our capital markets event in May.
“It is a fantastic time to be leading CCEP. Our 2020 guidance is firmly in line with our mid-term growth objectives, which when combined with a new €1 billion share buyback programme and a 50% dividend payout ratio, collectively demonstrate our commitment to driving sustainable value for our shareholders.”

___________________________

[1] Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details
[2] Unit Case = approximately 5.678 litres or 24 8-ounce servings
[3] Includes the impact of 1.0% related to incremental soft drinks taxes introduced during 2018 in Great Britain and France
[4] Includes the impact of 1.5% related to incremental soft drinks taxes introduced during 2018 in Great Britain and France
[5] Declared €0.62 at Q1, paid June 2019 & declared €0.62 at Q3, paid December 2019
[6] Source: Nielsen European Strategic Planner for the year 2019 to week ending 29 December 2019. Countries included are Belgium, France, Germany, Great Britain, the Netherlands, Norway, Spain and Sweden. CCEP is defined as TCCC and Monster Energy excluding Innocent. Grocery customers here generally includes hypermarkets, supermarkets and discounters, although there are slight variations by market.

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FULL-YEAR 2019 HIGHLIGHTS[1]
Revenue (+4.5%, +3.5% excluding incremental soft drinks taxes)

•	Comparable volume +1.0% reflecting solid execution & innovation-led growth partially offset by strong Q3 comparables
◦Innovation gaining traction in 2019 driven by Fuze Tea, new Monster variants & Tropico

•	Revenue per unit case +2.0% exc. taxes[2] benefiting from favourable price & package mix (e.g. small cans volume +11.0%)

•	Transactions[3] outpaced volume growth

•	2019 value share gains in all geographies across measured channels[4]
Comparable Operating Profit +6.0% (Reported Operating Profit +19.0%)

•	Cost of sales per unit case +3.0% exc. taxes[5] reflects portfolio mix, upweighted innovation & strong revenue per unit case growth driving higher concentrate costs

•	Comparable operating profit of €1,676m, +6.0%[6] (Reported +19.0%) reflecting revenue growth & merger synergies of €55m (€330m cumulative close out of programme)

•	Comparable diluted EPS of €2.53, +10.0% (Reported +24.5%)
Capital Returns

•	Dividends: Full-year dividend of €1.24 per share, +17.0% versus last year, maintaining annualised dividend payout ratio of c.50%

•	Share buyback:
◦Returned €1bn[7] via share buyback (completes previously announced €1.5bn programme)
◦Announces new 2020 share buyback[8] programme of up to €1bn
Other

•	Generated free cash flow of €1.1bn (net cashflows from operating activities of €1.9bn)

•	Improved ROIC by 40 basis points to 10.3%[9]

•	Announces full-year 2020 guidance (see below) in line with mid-term objectives

•	Closed 2019 at c.30% rPET[10]; targeting 40% by 2020 & 50% by 2023

◦	Sweden to become first 100% rPET market in 2020, eliminating the use of 3,500 tons of virgin plastic per year

•	Secured two CCEP Ventures investments in on-demand delivery & self-driving technology

FULL-YEAR 2020 GUIDANCE[1]

•	Low-single digit revenue growth[6]

•	Cost of sales per unit case growth[6] of c.2.5-3%

•	Mid-single digit operating profit growth[6]; High-single digit diluted earnings per share growth[6],[11]

•	Comparable tax rate of c.25%

•	Share buyback of up to €1bn[8]; dividend payout ratio of c.50%[12]

•	Free cash flow of c.€1bn after capital expenditures[13] in the range of €650m to €700m; Return on invested capital (ROIC) to improve by c.40 basis points
___________________________
[1] Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details (page 7); Change percentages against prior year equivalent period
[2] Defined as Fx-Neutral; Excludes the impact of 1.0% related to incremental soft drinks taxes introduced during 2018 in Great Britain & France
[3] Defined as the serving container ultimately used directly by the consumer. It can be a standalone container or one part of a multipack
[4] Nielsen Local Databases to w/e DE & IS 29.12.19, SE 05.01.20, GB 11.01.20, ES PT FR BE NL & NO 12.01.20; CCEP is defined as TCCC and Monster Energy excluding Innocent. Grocery customers here generally includes hypermarkets, supermarkets and discounters, although there are slight variations by market
[5] Defined as comparable Fx-Neutral; Excludes the impact of 1.5% related to incremental soft drinks taxes introduced during 2018 in Great Britain & France
[6] Comparable Fx-Neutral
[7] Equates to 20.6m shares
[8] Subject to further shareholder approval at the 2020 AGM
[9] As a result of the adoption of IFRS 16 there was a reduction in ROIC of approximately 25 basis points
[10] Unaudited. Provisional.
[11] Assumes share buybacks of €1bn in 2020
[12] Dividends subject to Board approval
[13] Includes payments of principal on lease obligations

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Revenue Performance by Geography
All values are unaudited, changes versus 2018

	As reported			Fx-Neutral
Full-Year	€ million	% of Total	% change	% change
Great Britain	2,412	20.0%	6.0%	5.0%
France (France & Monaco)	1,897	16.0%	7.0%	7.0%
Germany	2,432	20.5%	4.0%	4.0%
Iberia (Spain, Portugal & Andorra)	2,784	23.0%	4.5%	4.5%
Northern Europe[1]	2,492	20.5%	1.5%	2.5%
Total	12,017	100.0%	4.5%	4.5%

	As reported			Fx-Neutral
Q4	€ million	% of Total	% change	% change
Great Britain	635	21.5%	4.0%	1.0%
France (France & Monaco)	459	15.5%	8.0%	8.0%
Germany	611	21.0%	6.5%	6.5%
Iberia (Spain, Portugal & Andorra)	624	21.5%	4.0%	4.0%
Northern Europe[1]	604	20.5%	3.5%	5.0%
Total	2,933	100.0%	5.0%	4.5%
___________________________
[1] Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland.
Great Britain

•	FY revenue +2.0%[1] excluding the impact of incremental soft drinks taxes

•
FY volume growth supported by solid growth in Coca-Cola Zero Sugar, Fanta & Monster, partially offset by tough Q3 comparables & softer market conditions in Q4 as well as a decline in juice drinks, mainly due to the proactive delisting of Kia Ora following a recent portfolio review

•	FY revenue/UC[2] growth supported by positive pack, category & channel mix (e.g. small cans +15.5% & outperformance of away-from-home (AFH) channel partly due to new customer wins)
France

•	FY revenue +4.5% excluding the impact of incremental soft drinks taxes

•
FY volume growth supported by the resolution of last year’s customer dispute as well as solid growth in Coca-Cola Zero Sugar, Fuze Tea, Monster & Tropico. Partially offset by challenging market conditions, particularly in the Home channel

•	FY positive pack mix with continued volume growth in priority small packs[3] (e.g. small cans +12.5% driven by Coca-Cola light taste 250ml & recent innovation)
Germany

•	FY volume growth driven by strong execution with solid growth in Coca-Cola Zero Sugar, Monster & Fuze Tea. Partially offset by tough Q3 comparables & a decline in our water brands, Apollinaris & Vio

•	Strong FY revenue/UC[2] growth supported by positive price & pack mix (e.g. strong growth in energy, +3.5% growth in small glass & more effective promotions in water)
Iberia

•	Solid FY volume growth reflecting improving market & weather trends

•	Strong volume growth in Portugal led by solid execution in AFH channel

•	FY volume growth led by Cola-ColaTM, Monster, Aquarius & Appletiser, partly offset by a decline in our water brand Aquabona due to pricing initiatives

•	FY revenue/UC[2] growth supported by positive price & channel mix (e.g. strong growth in HoReCa[4])
Northern Europe

•	FY revenue growth driven by the Netherlands (+4.0%) & Belux (+2.0%)

•	FY volumes led by Coca-Cola Zero Sugar, Monster, Fuze Tea & Tropico, partially offset by tough Q3 comparables

•	FY revenue/UC[2] growth supported by positive price & priority small packs[3] volume growth (e.g. small cans +7.5%)
___________________________
[1] Fx-Neutral
[2] Revenue per Unit Case
[3] PET & Glass < 1litre; Cans <33cl
[4] HoReCa = Hotels, Restaurants & Cafes

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Volume Performance by Category
Comparable volumes, changes versus 2018

	Q4		YTD
	% of Total	% Change	% of Total	% Change
Sparkling	88.0%	1.5%	86.0%	1.5%
Coca-ColaTM	65.5%	2.0%	63.5%	1.5%
Flavours, Mixers & Energy	22.5%	(0.5)%	22.5%	1.0%
Stills	12.0%	(1.5)%	14.0%	(0.5)%
Hydration	7.0%	(4.5)%	8.5%	(3.0)%
RTD Tea, RTD Coffee, Juices & Other[1]	5.0%	4.0%	5.5%	4.0%
Total	100.0%	1.0%	100.0%	1.0%

Coca-ColaTM

•	FY transactions +2.0%, ahead of volume growth

•	FY classic -1.0% with growth in Iberia & France offset by strong Q3 weather driven comparables & soft drinks tax impact in H1 2018

•	FY lights +5.5% with robust growth across all markets driven by Zero Sugar (+13.0%) & new flavours across both ranges

Flavours, Mixers & Energy

•	FY Fanta +0.5% driven by higher distribution of Zero & new flavours (e.g. Grape Zero) & strong Halloween activation

•	FY Energy +16.0% with strong performance of the Monster Mango Loco & Ultra ranges. Coca-Cola Energy now available in all markets

•	FY Appletiser +53.5% driven by launch in Iberia & solid GB growth

•	FY Schweppes +2.0% in GB & Royal Bliss +15.5% in Spain driven by distribution gains

Hydration

•	Reflecting strong weather driven comparables in Q3 & fewer low value promotions

•	Encouraging initial customer reaction to Aquarius Enhanced Water (now live in Germany, GB, France & Netherlands)

•	FY isotonic drinks +4.5% led by growth of Aquarius in Iberia & Powerade in France & Germany

RTD Tea, RTD Coffee, Juices & Other[1]

•	Solid share gains in the RTD tea category. Fuze Tea now the number 1 RTD tea brand in Germany; Honest Tea continued to gain distribution

•	Tropico doubled its category share in France since we began distribution[2]. Positive early results from expansion of Tropico in Belgium

•	Costa Coffee RTD growing distribution in GB, now with 6% category share[3]. Monster Espresso performed well; salted caramel flavour launched in GB in Q4

___________________________
[1] RTD refers to Ready To Drink
[2] Nielsen Local FR Database. Category value share comparison Mar19 vs Dec19
[3] Nielsen RTD Coffee Data; Multiple Grocers; GB 28.12.19

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Conference Call

•	13 February 2020 at 12:30 GMT, 13:30 CET and 7:30 a.m. EST; accessible via www.cocacolaep.com

•	Replay & transcript will be available at www.cocacolaep.com as soon as possible

Financial Calendar

•	First-quarter trading update: 28 April 2020

•	Capital markets event in Brussels: 6-7 May 2020

•	Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Results & Presentations

•	Previous results & presentations available here:
https://ir.cocacolaep.com/financial-reports-and-results/financial-releases/default.aspx

Contacts
Investor Relations
Sarah Willett            Claire Michael            Joe Collins
+44 7970 145 218        +44 7528 251 033        +44 7583 903 560

Media Relations
Shanna Wendt            Nick Carter
+44 7976 595 168        +44 7976 595 275

About CCEP
Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of CCEP’s 2018 Integrated Report/Annual Report on Form 20-F, including the statements under the following headings: Changing consumer preferences and the health impact of soft drinks (such as sugar alternatives); Legal and regulatory intervention (such as the development of regulations regarding packaging, taxes and deposit return schemes); Packaging and plastics (such as climate change, resource scarcity, marine litter and water scarcity); Competitiveness and transformation; Cyber and social engineering attacks; The market (such as customer consolidation and route to market); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU); The relationship with TCCC and other franchisors; Product quality; and Other risks (such as global pandemics, including their impact on our supply chain).

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

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Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment plus purchases of capitalised software and payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that the cash spending is in line with the Group’s overall strategy for the use of cash.
‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent our residual cash flow available for discretionary expenditures.
‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of year-over-year financial performance. Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting Net Debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of Net debt to Adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘ROIC’’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.
‘‘Dividend Payout Ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout 2020.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

Full year 2019 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability			Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	Net tax[3]	CCEP
Revenue	12,017	—	—	—	12,017
Cost of sales	7,424	(1)	—	—	7,423
Gross profit	4,593	1	—	—	4,594
Operating expenses	3,045	3	(130)	—	2,918
Operating profit	1,548	(2)	130	—	1,676
Total finance costs, net	96	—	—	—	96
Non-operating items	(2)	—	—	—	(2)
Profit before taxes	1,454	(2)	130	—	1,582
Taxes	364	(1)	36	(2)	397
Profit after taxes	1,090	(1)	94	2	1,185

Diluted earnings per share (€)	2.32	—	0.21	—	2.53

Diluted weighted average shares outstanding					469

Full year 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability			Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	Net tax[3]	CCEP
Revenue	11,518	—	—	—	11,518
Cost of sales	7,060	(7)	(24)	—	7,029
Gross profit	4,458	7	24	—	4,489
Operating expenses	3,158	(1)	(250)	—	2,907
Operating profit	1,300	8	274	—	1,582
Total finance costs, net	93	—	—	—	93
Non-operating items	2	—	—	—	2
Profit before taxes	1,205	8	274	—	1,487
Taxes	296	1	68	2	367
Profit after taxes	909	7	206	(2)	1,120

Diluted earnings per share (€)	1.86	0.02	0.42	—	2.30

Diluted weighted average shares outstanding					488
___________________________
[1] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[2] Amounts represent restructuring charges related to business transformation activities.
[3] Amounts include the deferred tax impact related to income tax rate and law changes. The amount in 2018 includes the net book tax impact of US tax reform and the related simplification of our debt and capital structure.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth Quarter Ended			Year Ended
	31 December 2019	31 December 2018	% Change	31 December 2019	31 December 2018	% Change
As reported	2,933	2,794	5.0%	12,017	11,518	4.5%
Adjust: Total items impacting comparability	—	—	—%	—	—	—%
Comparable[1]	2,933	2,794	5.0%	12,017	11,518	4.5%
Adjust: Impact of fx changes	(12)	n/a	0.5%	9	n/a	—%
Comparable & fx-neutral	2,921	2,794	4.5%	12,026	11,518	4.5%

Revenue per unit case[1]	4.74	4.63	2.0%	4.77	4.62	3.0%
___________________________
[1] The change in revenue and revenue per unit case includes the impact of 1.0% for the year ended 31 December 2019, related to incremental soft drinks taxes introduced during 2018 in Great Britain and France.

Revenue by Geography In millions of €	Fourth Quarter Ended 31 December 2019			Year Ended 31 December 2019
	As reported	Reported % change	Fx-Neutral % change	As reported	Reported % change	Fx-Neutral % change

Iberia (Spain, Portugal & Andorra)	624	4.0%	4.0%	2,784	4.5%	4.5%
Germany	611	6.5%	6.5%	2,432	4.0%	4.0%
Great Britain	635	4.0%	1.0%	2,412	6.0%	5.0%
France (France & Monaco)	459	8.0%	8.0%	1,897	7.0%	7.0%
Belgium/Luxembourg				1,002	2.0%
Netherlands				602	4.0%
Norway				437	(0.5)%
Sweden				366	0.5%
Iceland				85	(6.5)%
Northern Europe	604	3.5%	5.0%	2,492	1.5%	2.5%
Total	2,933	5.0%	4.5%	12,017	4.5%	4.5%

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days	Fourth Quarter Ended			Year Ended
	31 December 2019	31 December 2018	% Change	31 December 2019	31 December 2018	% Change
Volume	616	603	2.0%	2,521	2,493	1.0%
Impact of selling day shift	n/a	7	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	616	610	1.0%	2,521	2,493	1.0%

Comparable Volume by Brand Category Adjusted for selling day shift	Fourth Quarter Ended			Year Ended
	31 December 2019	31 December 2018	Volume % Change	31 December 2019	31 December 2018	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	88.0%	87.5%	1.5%	86.0%	85.5%	1.5%
Coca-ColaTM	65.5%	65.0%	2.0%	63.5%	63.0%	1.5%
Flavours, Mixers & Energy	22.5%	22.5%	(0.5)%	22.5%	22.5%	1.0%
Stills	12.0%	12.5%	(1.5)%	14.0%	14.5%	(0.5)%
Hydration	7.0%	6.0%	(4.5)%	8.5%	7.0%	(3.0)%
RTD Tea, RTD Coffee, Juices & Other[1]	5.0%	6.5%	4.0%	5.5%	7.5%	4.0%
Total	100.0%	100.0%	1.0%	100.0%	100.0%	1.0%
___________________________
[1] RTD refers to Ready To Drink.

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Supplemental Financial Information - Cost of Sales and Operating Expenses
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2019	31 December 2018	% Change
As reported	7,424	7,060	5.0%
Adjust: Total items impacting comparability	(1)	(31)	0.5%
Comparable[1]	7,423	7,029	5.5%
Adjust: Impact of fx changes	6	n/a	—%
Comparable & fx-neutral	7,429	7,029	5.5%

Cost of sales per unit case[1]	2.95	2.82	4.5%
___________________________
[1] The change in cost of sales and cost of sales per unit case includes the impact of 1.5% for the year ended 31 December 2019 related to incremental soft drinks taxes introduced during 2018 in Great Britain and France.
Reported cost of sales were €7,424 million, up 5.0 percent. Comparable cost of sales were €7,423 million, up 5.5 percent on a both a comparable and a comparable and fx-neutral basis. Cost of sales per unit case increased by 4.5 percent on a comparable and fx-neutral basis. This reflects the impact of the incremental soft drinks taxes introduced during 2018 in Great Britain and France, mix, higher co-packing costs due to innovation, and also higher concentrate costs through the incidence pricing model given increased revenue per unit case growth.
Operating Expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2019	31 December 2018	% Change
As reported	3,045	3,158	(3.5)%
Adjust: Total items impacting comparability	(127)	(251)	4.0%
Comparable	2,918	2,907	0.5%
Adjust: Impact of fx changes	1	n/a	—%
Comparable & fx-neutral	2,919	2,907	0.5%
Reported operating expenses were €3,045 million, down 3.5 percent. Comparable operating expenses were €2,918 million, up 0.5 percent on both a comparable and a comparable and fx-neutral basis. This reflects our continued investments for the future partially offset by synergy benefits and a continued focus on managing expenses.

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Supplemental Financial Information - Free Cash Flow

Free Cash Flow In millions of €	Year Ended
	31 December 2019	31 December 2018
Net cash flows from operating activities	1,904	1,806
Less: Purchases of property, plant and equipment	(506)	(525)
Less: Purchases of capitalised software	(96)	(75)
Less: Interest paid, net	(86)	(81)
Add: Proceeds from sales of property, plant and equipment	11	4
Less: Payments of principal on lease obligations[1]	(128)	(18)
Free Cash Flow	1,099	1,111
___________________________
[1]As a result of the adoption of IFRS 16 on 1 January 2019, the majority of the Group’s lease obligations are now presented on the balance sheet as right-of-use (ROU) assets within Property, Plant and Equipment.
Cash outflows relating to operating leases had previously been presented in Net cash flows from operating activities and, from 1 January 2019, these equivalent cash flows are now included as cash flows from financing activities. During the year ended 31 December 2019, total cash outflows from payments of principal on lease obligations were €128 million.
Our lease obligations are operating in nature and so we believe it is appropriate to include the related cash outflows in our Free Cash Flow measure. The Group has thus elected to amend its definition of Free Cash Flow and now includes cash outflows from lease obligations. This change is commensurate with the overall objective of the Non-GAAP measure, being a measure of the Group’s cash generation from operating activities and taking into account our investing activities and non-discretionary interest payments.
In 2018, whilst our operating lease cash flows were presented as operating cash flows, our finance lease cash flows were included within financing activities and not adjusted for within Free Cash Flow. In amending our Free Cash Flow definition in 2019, our Free Cash Flow for the comparative 2018 period has been adjusted by €18 million, to €1,111 million.

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at		Credit Ratings As of 12 February 2020
	31 December 2019	31 December 2018		Moody’s	Standard & Poor’s
Total borrowings[1]	6,421	5,618	Long-term rating	A3	BBB+
Add: fx impact of non-EUR borrowings	6	24	Outlook	Stable	Stable
Adjusted total borrowings	6,427	5,642
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Less: cash and cash equivalents	(316)	(309)
Net debt	6,111	5,333
___________________________
[1]As a result of the adoption of IFRS 16 on 1 January 2019, Borrowings now include the majority of the Group's leasing obligations. As at 31 December 2019, lease obligations included within Total borrowings totalled €387 million. For the comparative period, only finance lease obligations of €75 million were included within Total borrowings.

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Supplemental Financial Information - Adjusted EBITDA

Adjusted EBITDA In millions of €	Year Ended
	31 December 2019	31 December 2018
Reported profit after tax	1,090	909
Taxes	364	296
Finance costs, net	96	93
Non-operating items	(2)	2
Reported operating profit	1,548	1,300
Depreciation and amortisation[1]	639	512
Reported EBITDA	2,187	1,812

Items impacting comparability
Mark-to-market effects[2]	(2)	8
Restructuring charges[3]	92	259
Adjusted EBITDA	2,277	2,079

Net Debt to EBITDA	2.79	2.94

Net Debt to Adjusted EBITDA	2.68	2.57
______________________
[1] Depreciation in 2019 includes the effects relating to the adoption of IFRS 16 on 1 January 2019. For the year ended 31 December 2019, depreciation related to ROU assets capitalised under IFRS 16 was €124 million.
[2] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[3]Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.

Supplemental Financial Information - Return on invested capital

ROIC In millions of €	Year Ended
	31 December 2019	31 December 2018
Comparable operating profit[1]	1,676	1,582
Taxes[2]	(421)	(391)
Comparable operating profit after tax	1,255	1,191
Opening borrowings less cash and cash equivalents[3]	5,631	5,388
Opening equity	6,564	6,685
Opening Invested Capital	12,195	12,073
Closing borrowings less cash and cash equivalents	6,105	5,309
Closing equity	6,156	6,564
Closing Invested Capital	12,261	11,873

Average Invested Capital	12,228	11,973

ROIC[4]	10.3%	9.9%
______________________
[1] Reconciliation from reported operating profit to comparable operating profit is included in Supplementary Financial Information - Income Statement section.
[2] Tax rate used is the comparable effective tax rate for the year (2019: 25.1%; 2018: 24.7%).
[3] As a result of the adoption of IFRS 16 on 1 January 2019, lease obligations previously classified as operating leases were included in Borrowings. As at 31 December 2019 this resulted in an opening balance on Borrowings of €5,631 million. The closing position as at 31 December 2018 included only finance lease obligations of €75 million.
[4] As a result of the adoption of IFRS 16 there was a reduction in ROIC of approximately 25 basis points.

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Coca-Cola European Partners plc
Consolidated Income Statement (Unaudited)

	Year ended
	31 December 2019	31 December 2018
	€ million	€ million
Revenue	12,017	11,518
Cost of sales	(7,424)	(7,060)
Gross profit	4,593	4,458
Selling and distribution expenses	(2,258)	(2,178)
Administrative expenses	(787)	(980)
Operating profit	1,548	1,300
Finance income	49	47
Finance costs	(145)	(140)
Total finance costs, net	(96)	(93)
Non-operating items	2	(2)
Profit before taxes	1,454	1,205
Taxes	(364)	(296)
Profit after taxes	1,090	909

Basic earnings per share (€)	2.34	1.88
Diluted earnings per share (€)	2.32	1.86

The financial information presented in the unaudited consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows within this document does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. This financial information has been extracted from CCEP’s consolidated financial statements which will be delivered to the Registrar of Companies in due course.

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Coca-Cola European Partners plc
Consolidated Statement of Financial Position (Unaudited)

	31 December 2019	31 December 2018
	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,506	8,384
Goodwill	2,520	2,518
Property, plant and equipment	4,205	3,888
Non-current derivative assets	3	2
Deferred tax assets	27	37
Other non-current assets	321	396
Total non-current assets	15,582	15,225
Current:
Current derivative assets	12	13
Current tax assets	18	21
Inventories	723	693
Amounts receivable from related parties	106	107
Trade accounts receivable	1,669	1,655
Other current assets	259	193
Cash and cash equivalents	316	309
Total current assets	3,103	2,991
Total assets	18,685	18,216
LIABILITIES
Non-current:
Borrowings, less current portion	5,622	5,127
Employee benefit liabilities	221	142
Non-current provisions	54	119
Non-current derivative liabilities	13	51
Deferred tax liabilities	2,203	2,157
Non-current tax liabilities	254	219
Other non-current liabilities	47	45
Total non-current liabilities	8,414	7,860
Current:
Current portion of borrowings	799	491
Current portion of employee benefit liabilities	17	19
Current provisions	142	133
Current derivative liabilities	28	20
Current tax liabilities	95	110
Amounts payable to related parties	249	191
Trade and other payables	2,785	2,828
Total current liabilities	4,115	3,792
Total liabilities	12,529	11,652
EQUITY
Share capital	5	5
Share premium	178	152
Merger reserves	287	287
Other reserves	(449)	(552)
Retained earnings	6,135	6,672
Total equity	6,156	6,564
Total equity and liabilities	18,685	18,216

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Coca-Cola European Partners plc
Consolidated Statement of Cash Flows (Unaudited)

	Year ended
	31 December 2019	31 December 2018
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	1,454	1,205
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	587	461
Amortisation of intangible assets	52	51
Share-based payment expense	15	17
Finance costs, net	96	93
Income taxes paid	(270)	(263)
Changes in assets and liabilities:
Decrease in trade and other receivables	5	72
(Increase) in inventories	(25)	(45)
(Decrease)/increase in trade and other payables	(63)	297
(Decrease)/increase in provisions	(57)	9
Change in other operating assets and liabilities	110	(91)
Net cash flows from operating activities	1,904	1,806
Cash flows from investing activities:
Purchases of property, plant and equipment	(506)	(525)
Purchases of capitalised software	(96)	(75)
Proceeds from sales of property, plant and equipment	11	4
Investments in equity instruments	(8)	—
Net cash flows used in investing activities	(599)	(596)
Cash flows from financing activities:
Proceeds from borrowings, net	987	398
Changes in short-term borrowings	101	(131)
Repayments on third party borrowings	(625)	(426)
Payments of principal on lease obligations	(128)	(18)
Interest paid, net	(86)	(81)
Dividends paid	(574)	(513)
Purchase of own shares under share buyback programme	(1,005)	(502)
Exercise of employee share options	26	25
Other financing activities, net	2	(11)
Net cash flows used in financing activities	(1,302)	(1,259)
Net change in cash and cash equivalents	3	(49)
Net effect of currency exchange rate changes on cash and cash equivalents	4	(2)
Cash and cash equivalents at beginning of period	309	360
Cash and cash equivalents at end of period	316	309

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 13 February 2020	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer